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                                                               Exhibit (a)(1)(I)


This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is made solely by the Offer to Purchase, dated December 21, 2000, and the related Letter of Transmittal, and any amendments or supplements to the Offer to Purchase or Letter of Transmittal. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making or acceptance of offers to sell Shares would not be in compliance with the laws of that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Edgewater Technology, Inc. by Credit Suisse First Boston Corporation ("Credit Suisse First Boston") or Banc of America Securities LLC ("Banc of America Securities"), the Dealer Managers, or one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Notice of Offer to Purchase for Cash by Edgewater Technology, Inc. up to 16,250,000 Shares of its Common Stock (Including the Associated Preferred Stock Purchase Rights) at a Purchase Price of $8.00 Per Share

Edgewater Technology, Inc., a Delaware corporation ("Edgewater"), is offering to purchase for cash up to 16,250,000 shares of its common stock, $0.01 par value per share (the "Shares") (including the associated preferred stock purchase rights), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 21, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the "Offer"). Edgewater is inviting its stockholders to tender their Shares at a purchase price (the "Purchase Price") of $8.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions of the Offer. As part of the Offer, Edgewater is also offering to purchase up to an additional 408,000 Shares in the Offer in connection with the conditional exercise of vested options having exercise prices below $8.00 per Share under Edgewater's stock option plans ("Qualified Option Shares"). Edgewater will pay to the holders of such options an amount equal to $8.00 less the per Share exercise price and applicable tax withholding amount for each Qualified Option Share purchased in the
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Offer. Clete T. Brewer, Edgewater's Chairman and Chief Executive Officer, who
beneficially owns 1,036,084 Shares, has advised us that he intends to tender into the Offer 569,846 Shares that he owns. The remaining officers and directors of Edgewater, as a group, who together own 164,997 Shares, and 132,759 Qualified Option Shares, have advised us that they intend to tender into the Offer 135,311 Shares that they own and that they intend to tender 40,000 Qualified Option Shares. The Offer is not conditioned on any minimum number of Shares being tendered. The Offer is, however, subject to other conditions set forth in the Offer to Purchase and the related Letter of Transmittal.


THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EST, ON JANUARY 23, 2001, UNLESS THE OFFER IS EXTENDED.


Edgewater's Board of Directors has approved the Offer. However, neither Edgewater nor its Board of Directors nor the Dealer Managers are making any recommendation to stockholders as to whether to tender or refrain from tendering their Shares. Stockholders must make their own decision as to whether to tender their Shares and, if so, how many Shares to tender.

Under no circumstances will interest be paid on the Purchase Price for the Shares, regardless of any delay in making such payment. The term "expiration date" means 12:00 Midnight, EST, on January 23, 2001, unless Edgewater, in its sole discretion, shall have extended the period of time during which the Offer will remain open, in which event the term "expiration date" shall refer to the latest time and date at which the Offer, as so extended by Edgewater, shall expire. Edgewater reserves the right, in its sole discretion, to purchase more than 16,250,000 Shares under the Offer subject to applicable law. For purposes of the Offer, Edgewater will be deemed to have accepted for payment (and therefore purchased) Shares properly tendered and not properly withdrawn, subject to the proration provisions of the Offer, only when, as and if Edgewater gives oral or written notice to EquiServe Trust Company, N.A. ("EquiServe"), the depositary of the Offer, of its acceptance for payment of such Shares under the Offer. Payment for Shares tendered and accepted for payment under the Offer will be made only after timely receipt by EquiServe of certificates for such Shares or a timely confirmation of a book-entry transfer of such Shares into the EquiServe's account at the "book-entry transfer facility" (as defined in the Offer to Purchase), a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile of the Letter of Transmittal), an Agent's Message (as defined in the Offer to Purchase) in the case of a book-entry transfer, or the specific acknowledgment in the case of a tender through the Automated Tender Offer Program of the Book-Entry Transfer Facility (as defined in the Offer to Purchase) and any other documents required by the Letter of Transmittal.
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Upon the terms and subject to the conditions of the Offer, if more than
16,250,000 Shares, or such greater number of Shares as Edgewater may elect to purchase under the Offer subject to applicable law, have been properly tendered and not properly withdrawn prior to the expiration date, Edgewater will purchase all Shares properly tendered and not properly withdrawn prior to the expiration date, on a pro rata basis, with appropriate adjustments to avoid purchases of fractional Shares. All other Shares that have been tendered and not purchased will be returned to the stockholder as promptly as practicable after the expiration date.

Edgewater expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to EquiServe and making a public announcement thereof no later than 9:00 a.m., EST, on the next business day after the previously scheduled expiration date. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer and to the right of a tendering stockholder to withdraw such stockholder's Shares.

Edgewater is making the Offer because (1) Edgewater believes that the Offer is consistent with its long-term corporate goal of increasing stockholder value,
(2) the Offer is a prudent use of its financial resources and assets given its recently announced business strategy, as well as the current market price of the Shares, (3) Edgewater believes that investing in its own Shares is an attractive use of capital, and (4) the Offer is an efficient means to provide value to its stockholders as tendering stockholders who have Shares registered in their own name and who tender directly to EquiServe should not be obligated to pay brokerage commissions on the purchase of the Shares by the Company. In addition, where Shares are tendered by the registered owner thereof directly to EquiServe pursuant to the Offer, the sale of those Shares in the Offer may permit the seller to avoid the usual transaction costs associated with open market sales.

Tenders of Shares under the Offer are irrevocable, except that tendered Shares may be withdrawn at any time prior to the expiration date and, unless previously accepted for payment by Edgewater under the Offer, may also be withdrawn at any time after 12:00 Midnight, EST, on February 20, 2001. For a withdrawal to be effective and proper, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by EquiServe at its address set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the tendering stockholder, the number of Shares to be withdrawn and the name of the registered holder of such Shares. If the certificates for Shares to be withdrawn have been delivered or otherwise identified to EquiServe, then, before the release of such certificates, the serial numbers shown on such certificates must be submitted to the depositary and the signature(s) on the notice of withdrawal must be guaranteed by an "eligible guarantor institution" (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an eligible guarantor institution. If Shares have been tendered pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase,
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any notice of withdrawal also must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn Shares and must otherwise comply with such book-entry transfer facility's procedures. All questions as to the form and validity of any notice of withdrawal, including the time of receipt, will be determined by Edgewater, in its sole discretion, whose determination will be final and binding. None of Edgewater, EquiServe as the depositary, Corporate Investor Communications, Inc. as the information agent, Credit Suisse First Boston as Dealer Manager, Banc of America Securities as Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any tender or notice of withdrawal or incur any liability for failure to give any such notification.

In certain circumstances, some tendering stockholders whose Shares are purchased in the Offer may be treated for U.S. federal tax purposes as having received an amount taxable as a distribution or dividend rather than as a capital gain or loss and therefor may wish to condition their tender on a minimum number of Shares to be purchased if any are purchased. Stockholders are strongly encouraged to read the Offer to Purchase for additional information regarding the U.S. federal tax consequences of participating in the Offer.

The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference to the Offer to Purchase.

The Offer to Purchase and the related Letter of Transmittal are being mailed promptly to record holders of Shares whose names appear on Edgewater's stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information. Stockholders should read them carefully before making any decision regarding the Offer.

No fees or commissions will be payable by Edgewater to brokers, dealers, commercial banks or trust companies for soliciting tenders of Shares under the Offer (other than fees or reimbursements described in the Offer to Purchase).

Any questions or requests for assistance may be directed to the Information Agent or either of the Dealer Managers at their respective telephone numbers and addresses set forth below. Additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent at the address and telephone number set forth below and will be promptly furnished at the expense of Edgewater. Stockholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer. To confirm delivery of Shares, stockholders are directed to contact EquiServe.
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The Information Agent for the Offer is:
Corporate Investor Communications, Inc.
A Georgeson Shareholder Communications Company
111 Commerce Road o Carlstadt, New Jersey 07072-2586
Banks and Brokers call collect (201) 896-1900
All others call Toll Free (800) 752-5316


The Dealer Managers for the Offer are:

Credit Suisse First Boston
Eleven Madison Avenue
New York, New York 10010-3629
Toll Free: 800-881-8320

Banc of America Securities LLC
9 West 57th Street
New York, New York 10019
Toll Free: 866-691-5066



December 22, 2000